UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 6, 2015

PLUM CREEK TIMBER COMPANY, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-10239	91-1912863
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

601 Union Street, Suite 3100 Seattle, Washington	98101-1374
(Address of Principal Executive Offices)	(Zip Code)

(206) 467-3600

Registrant’s Telephone Number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14.d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On November 6, 2015, Plum Creek Timber Company, Inc., a Delaware corporation (“Plum Creek” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”).

The Merger.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Weyerhaeuser (the “Merger”) with Weyerhaeuser as the surviving corporation in the Merger. The time at which the Merger becomes effective, pursuant to the terms of the Merger Agreement, is referred to as the “Effective Time,” the closing of the Merger is referred to as the “Closing” and the date on which the Closing occurs is referred to as the “Closing Date.”

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, Company stockholders, other than shares of Company common stock owned by the Company as treasury stock, will have the right to receive 1.60 shares (the “Exchange Ratio”) in common shares of Weyerhaeuser, par value $1.25 per share (the “Weyerhaeuser Common Shares”) for each share of common stock, par value $0.01 per share of the Company (the “Company Common Stock”).

Effect on Company Equity Awards.

Under the Merger Agreement, Weyerhaeuser will assume all outstanding vested or unvested Company stock options, all outstanding vested or unvested Company restricted stock units and all outstanding Company deferred stock units held by participants immediately prior to the Effective Time. All such stock options, restricted stock units and deferred stock units will be converted into Weyerhaeuser stock options, restricted stock units and deferred stock units respectively, adjusted to give effect to the Exchange Ratio and subject to the same terms and conditions as such stock options, restricted stock units and deferred stock units had prior to being converted.

Each Company Value Management Award (“VMA”) that was granted on or before December 31, 2014 and is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled, with the holder thereof becoming entitled to receive an amount in cash determined by assuming that all performance goals were satisfied at the greater of the (i) target level as set forth in the applicable award agreement and (ii) actual performance over a shortened performance period ending as of the Effective Time as determined by the Company’s board of directors. Each VMA granted after December 31, 2014 and that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Weyerhaeuser and converted into a Weyerhaeuser award with the same terms and conditions (other than any performance goals) with performance goals deemed satisfied at the greater of (i) target level as set forth in the applicable award agreement and (ii) actual performance over a shortened performance period ending as of the Effective Time as determined by the Company’s board of directors.

Conditions to the Merger.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the required approval of the Merger Agreement by the stockholders of the Company and the shareholders of Weyerhaeuser; (ii) authorization for listing on the New York Stock Exchange of the Weyerhaeuser Common Shares to be issued in the Merger; (iii) receipt of all governmental approvals except those that are immaterial to the combined company; (iv) the absence of any law or judgment prohibiting the consummation of the Merger; (v) the effectiveness of the registration statement on Form S-4 for the Weyerhaeuser Common Shares to be issued in the Merger; (vi) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement (subject to customary materiality qualifiers); (vii) the absence of any material adverse effect on the Company or Weyerhaeuser since the date of the Merger Agreement which has not been ameliorated or cured; (viii) the receipt by each party of customary opinions from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ix) the receipt by each party of customary opinions from counsel to the effect that the parties have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and (x) no special distributions shall have been made by the Company or Weyerhaeuser since the date of the Merger Agreement resulting in a ratings downgrade to the Company or Weyerhaeuser.

Termination Rights.

The Merger Agreement contains certain termination rights for the Company and Weyerhaeuser, including if the Merger is not consummated on or before September 30, 2016. Upon termination of the Merger Agreement under specified circumstances, including a change in the recommendation of Weyerhaeuser or the Company’s board of directors or, in certain circumstances, as a result of a material breach of the parties’ respective non-solicitation obligations, Weyerhaeuser or the Company, as applicable, will be required to pay the other party a cash termination fee of $250 million.

Weyerhaeuser Board of Directors.

The Merger Agreement provides that, upon consummation of the Merger, (i) the Weyerhaeuser board of directors shall be comprised of eight directors from Weyerhaeuser and five directors from the Company; and (ii) Rick R. Holley, the current Chief Executive Officer of the Company, shall be Non-Executive Chairman of the Weyerhaeuser board of directors. Doyle R. Simons, the current Chief Executive Officer of Weyerhaeuser, shall remain as Chief Executive Officer and as a director.

Representations, Warranties and Covenants.

The Company and Weyerhaeuser have each made customary representations, warranties and covenants in the Merger Agreement, including covenants not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. Until the Effective Time, the Company has agreed to operate its business in the ordinary course of business in all material respects and has agreed to certain other negative covenants. In addition, Weyerhaeuser has agreed to operate its business in the ordinary course of business in all material respects and has agreed to certain other negative covenants.

The representations, warranties and covenants of the Company and Weyerhaeuser contained in the Merger Agreement have been made solely for the benefit of the Company and Weyerhaeuser, respectively. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement; (ii) have been qualified by certain matters specifically disclosed in any reports filed or furnished by the Company or Weyerhaeuser with the U.S. Securities and Exchange Commission (the “SEC”) at least two business days prior to the date of the Merger Agreement and after January 1, 2014 and confidential disclosures made to Weyerhaeuser and to the Company, in connection with the Merger Agreement negotiations; (iii) are subject to materiality and other qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors; (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business or Weyerhaeuser and its business. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Weyerhaeuser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Weyerhaeuser’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and Weyerhaeuser that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and Forms 8-K and other documents that the Company or Weyerhaeuser files or has filed with the SEC.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and incorporated herein by reference.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Plum Creek and Weyerhaeuser for their consideration. Weyerhaeuser will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and Weyerhaeuser will provide the joint proxy statement/prospectus to their respective shareholders. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officer

In connection with the proposed transactions the Company’s board of directors adopted a change in control and executive severance program with the following benefits for certain Company executives, including Rick R. Holley, Chief Executive Officer; Thomas M. Lindquist, President and Chief Operating Officer; David W. Lambert, Senior Vice President and Chief Financial Officer; James A. Kilberg, Senior Vice President, Real Estate, Energy and Natural Resources; and Larry D. Neilson, Senior Vice President, Resources and Operations Support (each, a “Named Executive Officer”).

Upon an involuntary termination or termination for good reason within 24 months of a change in control, each Named Executive Officer would be entitled to (i) lump sum cash severance equal to 3 times the sum of the highest rate of annualized base salary in effect at any time up to and including the termination date and target annual bonus established for the bonus plan year in which the termination date occurs (or, if higher, the target annual bonus established for the bonus plan year in which the change in control occurs), (ii) payment of unpaid salary and accrued vacation pay through the termination date, (iii) pro-rated earned annual bonus in year of termination, (iv) $75,000 for replacement health and welfare coverage, (v) up to $20,000 for outplacement services, (vi) full vesting of benefits under supplemental plans calculated assuming employment continued for 3 years, and (vii) full vesting of unvested stock options and restricted stock units and vesting at target of performance-based equity awards. These severance benefits would be subject to the Named Executive Officer entering into a release of claims and restrictive covenant agreement. The Named Executive Officer would not be entitled to a gross-up of any golden parachute excise taxes.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On November 6, 2015 the board of directors of the Company approved an amendment to the Company’s Amended and Restated By-Laws (the “By-Law Amendment”) to adopt Delaware as the exclusive forum for adjudication of certain claims and disputes as set forth in Section 5 under Article VII entitled “Forum for Adjudication for Certain Disputes.” The By-Law Amendment was effective upon the approval by the board of directors.

The foregoing description of the By-Law Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the By-Law Amendment filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01.	Other Events.

On November 8, 2015, the Company issued a joint press release with Weyerhaeuser announcing the execution of the Merger Agreement. The full text of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 6, 2015, by and between the Company and Weyerhaeuser

3.1	Fifth Amendment to Amended and Restated By-laws of the Company

99.1	Joint press release of the Company and Weyerhaeuser, dated November 8, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM CREEK TIMBER COMPANY, INC.

By:	/s/ James A. Kraft
James A. Kraft
Senior Vice President, General Counsel and Corporate Secretary

DATED: November 9, 2015